Exhibit 12.2
EQUITY COMMONWEALTH
COMPUTATION OF RATIO OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED DISTRIBUTIONS
(dollars in thousands)

	Year Ended December 31,
	2016		2015	2014		2013(1)		2012(1)
Earnings:
Income (loss) from continuing operations before income tax expense and equity in earnings of investees	233,639		$102,221	$(63)		$(62,034)		$84,484
Gains on equity transactions of investees	—		—	(17,020)		—		(7,246)
Fixed charges before preferred distributions	84,329		107,316	143,838		174,753		204,244
Distributions from investees	—		—	20,680		24,079		16,816
Adjusted Earnings	$317,968		$209,537	$147,435		$136,798		$298,298

Fixed Charges and Preferred Distributions:
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees)	$84,329		$107,316	$143,838		$174,753		$204,244
Preferred distributions	17,956		27,924	32,095		44,604		51,552
Combined Fixed Charges and Preferred Distributions	$102,285		$135,240	$175,933		$219,357		$255,796

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	3.1	x	1.5x	0.8x	(2)	0.6x	(3)	1.2x

(1)	Reclassifications have been made to the prior years' financial statements to conform to the current year's presentation.

(2)	The deficiency for this period was $28,498.

(3)	The deficiency for this period was $82,559.